FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 21, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[Translation of the Japanese Extraordinary Report filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on March 21, 2013.]

1.	Reasons for Submission

As there was a change in the specified subsidiaries (tokutei kogaisha) of Nomura Holdings, Inc. (the “Company”), the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 3 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1)	Corporate name, address, name of representative, capital and description of the business of the specified subsidiary relevant to the change

Corporate Name	Nomura Real Estate Holdings, Inc. (“NREH”)
Head Office	1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan
Name and Title of Representative	Kamezo Nakai, President and Representative Director
Capital	115,675 million yen (as of December 31, 2012)
Description of Business	Management and direction of the business activities of group companies through stock holdings.

(2)	Number and total percentage of the voting rights held by the Company before and after change

1.	Number of Voting Rights Held

	Prior to change:	971,175 (all held indirectly)

	After change:	692,475 (all held indirectly)

2.	Percentage of Holdings

	Prior to change:	50.9% (all held indirectly)

	After change:	36.3% (all held indirectly)

(3)	Reasons for and timing of change

1.	Reasons for Change

After taking into consideration the environment surrounding the Nomura Group, such as the global shift to tighter financial regulations, including implementation of Basel III, the Company decided to sell a portion of its holdings in NREH held by Nomura Land and Building Co., Ltd., a consolidated subsidiary of the Company, by way of a secondary offering of NREH shares (the “Offering”) as part of its ongoing efforts to further concentrate management resources to areas in which it can better leverage its strengths.

As a result of the Offering, NREH ceased to be a subsidiary of the Company.

2.	Timing of Change: March 21, 2013

End.